FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For April 15, 2003

                        Commission File Number 333-66973


                                  AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                  Form 40-F
                         ---                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No  X
                         ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                INDEX TO EXHIBITS

Item
-----

1. AerCo Limited Monthly Report to Noteholders for April 2003, including additional information excluded form the 6-K, filed April 11, 2003.

24.   Power of Attorney for AerCo Limited.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 15, 2003


                                            AERCO LIMITED
                                              (Registrant)


                                            By: /s/ John McMahon
                                               ---------------------------------
                                               Name:  John McMahon
                                               Title: Attorney-in-Fact

                                                                          Item 1




                                                            AERCO LIMITED
                                                        Report to Noteholders
                                           All amounts in US dollars unless otherwise stated


Month                                                 April-03
Payment Date                                          15th of each month                -------------------------------------------
Convention                                            Modified Following Business Day   The amounts disclosed in this report
Current Payment Date                                  15-Apr-03                         replace those disclosed in the prior
Current Calculation Date                              9-Apr-03                          Form 6K filed on Friday April 11, 2003
Previous Payment Date                                 17-Mar-03                         which were incorrect.
Previous Calculation Date                             11-Mar-03                         -------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------------------------------------
                                                                    Prior        Deposits       Withdrawals       Balance on
                                                                   Balance                                     Calculation Date
                                                                  11-Mar-03                                       9-Apr-03
------------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                 2,658,205.54   2,345,073.62    (1,913,474.29)     3,089,804.87
Collection Account                                             93,912,416.38  11,079,223.14   (12,897,014.38)    92,094,625.14
Aircraft Purchase Account                                                  -              -                -                 -

 - Liquidity Reserve cash balance                              81,015,402.00     100,000.00       (80,000.00)    81,035,402.00
------------------------------------------------------------------------------------------------------------------------------------
Total                                                          96,570,621.92  13,424,296.76   (14,810,488.67)    95,184,430.01
------------------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                 -
Interest Income                                                                                                              -
Aircraft Purchase Payments                                                                                                   -
Economic Swap Payments                                                                                                       -
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                          -
------------------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expense Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                      2,658,205.54
Transfer from Collection Account on previous Payment Date                                                         2,341,794.46
Permitted Aircraft Accrual                                                                                                   -
Interim Transfer from Collection Account                                                                                     -
Interest Income                                                                                                       3,279.16
Balance on current Calculation Date
 - Payments on previous payment date                                                                               (576,641.33)
 - Interim payments
 - Other                                                                                                         (1,336,832.96)
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                               3,089,804.87
------------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                     93,912,416.38
Collections during period                                                                                        11,079,223.14
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                       (2,341,794.46)
 - Permitted Aircraft Modifications                                                                                          -
Interim Transfer to Expense Account                                                                                          -
Net Swap payments on previous Payment Date                                                                       (3,289,558.89)
Aggregate Note Payments on previous Payment Date                                                                 (7,265,661.03)
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                              92,094,625.14
------------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                 30,000,000.00
Second Collection Account Reserve                                                                                35,000,000.00
Cash Held
 - Security Deposits                                                                                             16,035,402.00
                                                                                                                  ------------------
 Liquidity Reserve Amount                                                                                        81,035,402.00
                                                                                                                  ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                           All amounts in US dollars unless otherwise stated


Current Payment Date                                           15-Apr-03        -------------------------------------------
Current Calculation Date                                       9-Apr-03         The amounts disclosed in this report
Previous Payment Date                                          17-Mar-03        replace those disclosed in the prior
Previous Calculation Date                                      11-Mar-03        Form 6K filed on Friday April 11, 2003
                                                                                which were incorrect.
                                                                                --------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                                                95,184,430.01
Liquidity Reserve Amount                                                                                (81,035,402.00)
                                                                                                    -------------------
Available Collections                                                                                    14,149,028.01
                                                                                                    ===================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)                  Total Required Expense Amount                                                        5,000,000.00
(II) a)              Class A Interest but excluding Step-up                                               1,125,103.98
     b)              Swap Payments other than subordinated swap payments                                  3,531,473.79
(iii)                First Collection Account top-up (Minimum liquidity reserve $30 m)                   30,000,000.00
(iv)                 Class A Minimum principal payment                                                               -
(v)                  Class B Interest                                                                       220,850.28
(vi)                 Class B Minimum principal payment                                                      590,209.67
(vii)                Class C Interest                                                                       371,713.48
(viii)               Class C Minimum principal payment                                                               -
(ix)                 Class D Interest                                                                       708,333.33
(x)                  Class D Minimum principal payment                                                               -
(xi)                 Second collection account top-up                                                    51,035,402.00
(xii)                Class A Scheduled principal                                                          2,601,343.49
(xiii)               Class B Scheduled principal                                                                     -
(xiv)                Class C Scheduled principal                                                                     -
(xv)                 Class D Scheduled principal                                                                     -
(xvi)                Permitted accruals for Modifications                                                            -
(xvii)               Step-up interest                                                                                -
(xviii)              Class A Supplemental principal                                                                  -
(xix)                Class E Primary Interest                                                                        -
(xx)                 Class B Supplemental principal                                                                  -
(xxi)                Class A Outstanding Principal                                                                   -
(xxii)               Class B Outstanding Principal                                                                   -
(xxiii)              Class C Outstanding Principal                                                                   -
(xxiv)               Class D Outstanding Principal                                                                   -
(xxv)                Subordinated Swap payments                                                                      -
                                                                                                    -------------------
                     Total Payments with respect to Payment Date                                         95,184,430.01
                     less collection Account Top Ups (iii) (b) and (xi) (b) above                        81,035,402.00
                                                                                                    -------------------
                                                                                                         14,149,028.01
                                                                                                    ===================
                                                                                                                  0.00
-----------------------------------------------------------------------------------------------------------------------------------

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                           All amounts in US dollars unless otherwise stated


Current Payment Date                                           15-Apr-03        -------------------------------------------
Current Calculation Date                                       9-Apr-03         The amounts disclosed in this report
Previous Payment Date                                          17-Mar-03        replace those disclosed in the prior
Previous Calculation Date                                      11-Mar-03        Form 6K filed on Friday April 11, 2003
                                                                                which were incorrect.
                                                                                -------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

---------------------------------------------------------------------------------------------------------------------------
                                                          Subclass          Subclass          Subclass           Total
Floating Rate Notes                                         A-2               A-3               A-4             Class A
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                            1.28000%          1.28000%          1.28000%
Applicable Margin                                            0.3200%           0.4600%           0.5200%
Applicable Interest Rate                                    1.60000%          1.74000%          1.80000%
Day Count                                                    Act/360           Act/360           Act/360
Actual Number of Days                                             29                29                29
Interest Amount Payable                                   145,695.36        764,867.26        214,541.36      1,125,103.98
Step-up Interest Amount Payable                          NA                 220,158.69     NA                   220,158.69
---------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                       145,695.36        764,867.26        214,541.36      1,125,103.98
---------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                15-Dec-05         15-Jun-02         15-May-11
Excess Amortisation Date                                   17-Aug-98         15-Feb-06         15-Aug-00
---------------------------------------------------------------------------------------------------------------------------
Original Balance                                      290,000,000.00    565,000,000.00    235,000,000.00
Opening Outstanding Principal Balance                 113,039,500.96    545,684,134.79    147,959,557.46    806,683,193.21
---------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                         50.70%           100.00%            76.98%
Pool Factors                                                  37.70%           100.00%            66.87%
---------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                          -                 -                 -                 -
Scheduled Principal Payment                             2,601,343.49                 -                 -      2,601,343.49
Supplemental Principal Payment                                     -                 -                 -                 -
---------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                     2,601,343.49                 -                 -      2,601,343.49
---------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                          -
- amount allocable to premium
---------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                 110,438,157.47    545,684,134.79    147,959,557.46    804,081,849.72
---------------------------------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

-------------------------------------------------------------------------------------------------------
                                                         Subclass         Subclass           Total
Floating Rate Notes                                         B-1             B-2             Class B
-------------------------------------------------------------------------------------------------------
Applicable LIBOR                                           1.28000%         1.28000%
Applicable Margin                                           0.6000%          1.0500%
Applicable Interest Rate                                   1.88000%         2.33000%
Day Count                                                   Act/360          Act/360
Actual Number of Days                                            29               29
Interest Amount Payable                                   94,894.94       125,955.34        220,850.28
Step-up Interest Amount Payable                          NA              NA
-------------------------------------------------------------------------------------------------------
Total Interest Paid                                       94,894.94       125,955.34        220,850.28
-------------------------------------------------------------------------------------------------------

Expected Final Payment Date                               15-Jul-13        15-Jun-08
Excess Amortisation Date                                  17-Aug-98        15-Aug-00
-------------------------------------------------------------------------------------------------------
Original Balance                                      85,000,000.00    80,000,000.00
Opening Outstanding Principal Balance                 62,659,902.15    67,106,586.66    129,766,488.81
-------------------------------------------------------------------------------------------------------
Extended Pool Factors                                        80.67%           98.53%
Pool Factors                                                 73.73%           96.57%
-------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                284,992.53       305,217.14        590,209.67
Scheduled Principal Payment                                       -                -                 -
Supplemental Principal Payment                                    -                -                 -
-------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                      284,992.53       305,217.14        590,209.67
-------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
-------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                 62,374,909.62    66,801,369.53    129,176,279.15
-------------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

-----------------------------------------------------------------------------------------------------------
                                                             Subclass         Subclass           Total
Floating Rate Notes                                             C-1              C-2            Class C
-----------------------------------------------------------------------------------------------------------
Applicable LIBOR                                               1.28000%         1.28000%
Applicable Margin                                               1.3500%          2.0500%
Applicable Interest Rate                                       2.63000%         3.33000%
Day Count                                                       Act/360          Act/360
Actual Number of Days                                                29               29
Interest Amount Payable                                      167,871.77       203,841.70        371,713.48
Step-up Interest Amount Payable                              NA               NA
-----------------------------------------------------------------------------------------------------------
Total Interest Paid                                          167,871.77       203,841.70        371,713.48
-----------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                   15-Jul-13        15-Jun-08
Excess Amortisation Date                                      17-Aug-98        15-Aug-00
-----------------------------------------------------------------------------------------------------------
Original Balance                                          85,000,000.00    80,000,000.00
Opening Outstanding Principal Balance                     79,236,710.01    75,989,451.34    155,226,161.35
-----------------------------------------------------------------------------------------------------------
Extended Pool Factors                                            97.94%           97.65%
Pool Factors                                                     92.81%           94.53%
-----------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                             -                -                 -
Scheduled Principal Payment                                           -                -                 -
Supplemental Principal Payment                                        -                -                 -
-----------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                                   -                -                 -
-----------------------------------------------------------------------------------------------------------
Redemption Amount                                                     -                -
- amount allocable to principal                                       -                -
- amount allocable to premium                                         -                -
-----------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                     79,236,710.01    75,989,451.34    155,226,161.35
-----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------
Fixed Rate Notes                                         D-2
---------------------------------------------------------------------
Applicable Interest Rate                                    8.50000%
Day count                                                   30 / 360
Number of Days                                                    30
Interest Amount Payable                                   708,333.33
---------------------------------------------------------------------
Total Interest Paid                                       708,333.33
---------------------------------------------------------------------
Expected Final Payment Date                                15-Mar-14
Excess Amortisation Date                                   15-Jul-10
---------------------------------------------------------------------
Original Balance                                      100,000,000.00
Opening Outstanding Principal Balance                 100,000,000.00
---------------------------------------------------------------------
Extended Pool Factors                                        100.00%
Expected Pool Factors                                        100.00%
---------------------------------------------------------------------
Extended Amount                                                    -
Expected Pool Factor Amount                                        -
Surplus Amortisation
---------------------------------------------------------------------
Total Principal Distribution Amount                                -
---------------------------------------------------------------------
Redemption Amount                                                  -
- amount allocable to principal                                    -
                                                    -----------------
- amount allocable to premium                                      -
---------------------------------------------------------------------
Closing Outstanding Principal Balance                 100,000,000.00
---------------------------------------------------------------------

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                           All amounts in US dollars unless otherwise stated


Current Payment Date                                           15-Apr-03        -------------------------------------------
Current Calculation Date                                       9-Apr-03         The amounts disclosed in this report
Previous Payment Date                                          17-Mar-03        replace those disclosed in the prior
Previous Calculation Date                                      11-Mar-03        Form 6K filed on Friday April 11, 2003
                                                                                which were incorrect.
                                                                                -------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                            16-Apr-03
End of Interest Accrual Period                              15-May-03
Reference Date                                               9-May-03

------------------------------------------------------------------------------------------------------------------------------------
                                                    A-2          A-3           A-4         B-1         B-2        C-1          C-2
------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                  1.31000%     1.31000%     1.31000%    1.31000%    1.31000%    1.31000%    1.31000%
Applicable Margin                                  0.3200%      0.4600%      0.5200%     0.6000%     1.0500%     1.3500%     2.0500%
Applicable Interest Rate                           1.6300%      1.7700%      1.8300%     1.9100%     2.3600%     2.6600%     3.3600%

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------
Fixed Rate Notes                                   D-1
-----------------------------------------------------------

Actual Pool Factor                                 100.00%

-----------------------------------------------------------

-------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding
Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                            A-2          A-3           A-4         B-1         B-2        C-1           C-2
------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance           113,039.50   545,684.13   147,959.56   62,659.90   67,106.59   79,236.71   75,989.45
Total Principal Payments                          2,601.34            -            -      284.99      305.22           -           -
Closing Outstanding Principal Balance           110,438.16   545,684.13   147,959.56   62,374.91   66,801.37   79,236.71   75,989.45

Total Interest                                      145.70       764.87       214.54       94.89      125.96      167.87      203.84
Total Premium                                      0.0000%      0.5000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------
(b) Fixed Rate Notes                               D-2
-----------------------------------------------------------
Opening Outstanding Principal Balance           100,000.00
Total Principal Payments                                 -
Closing Outstanding Principal Balance           100,000.00

Total Interest                                      708.33
Total Premium                                            -
-----------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                           All amounts in US dollars unless otherwise stated




------------------------------------------------------------------------------------------------------------------------------------

                                                      July 2000 to   Oct-Dec  Jan-Mar   Apr-Jun Jul-Sept   Oct-Dec  Jan-Mar   April
                                                         Sept 2001      2001     2002      2002     2002      2002     2003    2003
------------------------------------------------------------------------------------------------------------------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                             217.6     45.4      45.4      46.0     45.9      44.6     45.3    16.5
 [2]               - Renegotiated Leases                      (3.0)    (2.8)     (2.1)     (3.0)    (4.0)     (1.8)    (2.3)   (0.4)
 [3]               - Rental Resets                            (1.3)    (3.2)     (4.1)     (3.2)    (3.5)     (5.3)    (7.9)   (3.1)
                                                      ------------------------------------------------------------------------------
 [4]  S [1]..[3]   Contracted Lease Rentals                  213.3     39.4      39.2      39.8     38.4      37.4     35.0    13.0

 [5]               Movement in Current Arrears Balance        (0.8)    (2.4)      1.4      (0.9)    (2.3)     (0.1)    (2.3)   (2.1)

                   less Net Stress-related Costs
 [6]               - Bad Debts                                   -        -         -         -        -         -        -       -
 [7]               - Security Deposits Drawn Down              0.5        -         -         -        -         -        -       -
 [8]               - Restructured Arrears                      0.7      0.1      (1.3)     (0.4)     0.6       0.4      0.3     0.1
 [9]               - AOG                                      (4.3)    (1.5)     (0.4)        -        -      (0.8)    (1.4)   (0.6)
[10]               - Other Leasing Income                        -        -         -         -        -         -        -       -
[11]               - Repossession Costs                       (0.3)       -         -         -        -      (0.1)       -    (0.5)
                                                      ------------------------------------------------------------------------------
[12]  S [6]..[11]  1sub-total                                 (3.4)    (1.4)     (1.7)     (0.4)     0.6      (0.5)    (1.1)   (1.0)

[13]  [4]+[5]+[12] Net Lease Rentals                         209.1     35.6      38.9      38.5     36.7      36.9     31.6     9.9

[14]               Interest Earned                             5.8      0.8       0.4       0.4      0.3       0.2      0.3     0.1

[15]               Drawings from Expense Account

                   Maintenance Receipts                       22.6      4.5       3.6       6.1      4.9       5.5      3.7     0.5
                   Maintenance Payments                      (11.8)    (1.8)     (3.9)    (10.1)       -      (1.6)    (3.1)      -
                                                      ------------------------------------------------------------------------------
[15]               Net Maintenance                            10.8      2.7      (0.3)     (4.0)     4.9       3.9      0.6     0.5

[16]  S [13]..[15] Total Cash Collections                    225.7     39.1      39.0      34.9     41.9      41.0     32.5    10.5
------------------------------------------------------------------------------------------------------------------------------------
                   CASH EXPENSES
                   Aircraft Operating Expenses
[17]               - Insurance                                (0.1)       -          -     (0.3)       -      (0.1)       -
[18]               - Re-leasing and other overheads           (7.5)    (0.7)     (0.4)     (1.4)    (0.8)     (1.7)    (0.8)   (1.1)
                                                      ------------------------------------------------------------------------------
[19]  [17]+[18]    subtotal                                   (7.6)    (0.7)     (0.4)     (1.7)    (0.8)     (1.8)    (0.8)   (1.1)

                   SG&A Expenses
[20]               Aircraft Servicer Fees
                   - Retainer Fee                             (1.6)    (0.4)     (0.3)     (0.7)    (0.7)      0.1     (0.4)   (0.1)
                   - Rent Collected Fee                       (1.9)    (0.4)     (0.4)     (0.7)    (0.9)      0.3     (0.4)   (0.1)
                   - Previous Servicer Fees                   (1.8)       -         -         -        -         -        -
                                                      ------------------------------------------------------------------------------
[21]               sub-total                                  (5.3)    (0.8)     (0.7)     (1.3)    (1.6)      0.4     (0.8)   (0.2)

[22]               Other Servicer Fees                       (13.1)    (0.4)     (1.2)     (0.9)    (1.1)     (2.7)    (0.5)   (0.2)
                                                      ------------------------------------------------------------------------------
[23]  [21]+[22]    subtotal                                  (18.4)    (1.2)     (1.9)     (2.3)    (2.7)     (2.3)    (1.3)   (0.4)

[24]  [20]+[23]    Total Cash Expenses                       (26.0)    (1.9)     (2.3)     (4.0)    (3.5)     (4.1)    (2.1)   (1.5)
------------------------------------------------------------------------------------------------------------------------------------
                   NET CASH COLLECTIONS
[25]  [17]         Total Cash Collections                    225.7     39.1      39.0      34.9     41.9      41.0     32.5    10.5
[26]  [24]         Total Cash Expenses                       (26.0)    (1.9)     (2.3)     (4.0)    (3.5)     (4.1)    (2.1)   (1.5)
[27]               Movement in Expense Account                 6.0      1.2       0.3       1.2        -       0.3      1.5
[28]               Interest Payments                        (111.6)   (12.0)     (9.3)     (9.5)   (10.2)     (9.4)    (8.6)   (2.4)
[29]               Swap Payments                             (12.1)    (9.3)    (10.7)    (10.5)   (10.9)    (10.5)   (11.0)   (3.4)
[30]               Proceeds from sale of aircraft             50.5        -         -         -        -         -        -       -
[31]               Refinancing Costs                             -        -         -         -        -         -        -       -
                                                      ------------------------------------------------------------------------------
[32]  S [25]..[31] TOTAL                                     132.5     17.1      17.0      12.1     17.3      17.3     12.4     3.2
                                                      ==============================================================================
------------------------------------------------------------------------------------------------------------------------------------
[33]               PRINCIPAL PAYMENTS
                   subclass A                                115.6     14.4      14.4       9.1     14.4      13.7     10.1      2.6
                   subclass B                                 14.8      1.8       1.7       1.8      1.7       2.0      1.3      0.6
                   subclass C                                  2.1      0.9       0.9       1.2      1.2       1.6      1.0
                   subclass D                                    -        -         -         -        -         -        -
                                                      ------------------------------------------------------------------------------
                   Total                                     132.5     17.1      17.0      12.1     17.3      17.2     12.4      3.2
                                                      ==============================================================================
------------------------------------------------------------------------------------------------------------------------------------
                   Debt Balances
                   subclass A                                882.8    868.4     984.0     844.9    830.5     816.8    806.7    804.1
                   subclass B                                140.0    138.2     153.1     134.7    133.0     131.0    129.7    129.1
                   subclass C                                162.0    161.1     163.2     158.9    157.7     156.1    155.1    155.1
                   subclass D                                100.0    100.0     100.0     100.0    100.0     100.0    100.0    100.0
                                                      ------------------------------------------------------------------------------
                   TOTAL                                   1,284.8  1,267.7   1,250.7   1,238.5  1,221.2   1,204.0  1,191.5  1,188.3
                                                      ==============================================================================
------------------------------------------------------------------------------------------------------------------------------------




(Table continued)

                                                     All amounts in millions of US dollars  Dollar amounts expressed as a percentage
                                                          unless otherwise stated                   2000 Base Case Lease Rentals
------------------------------------------------------------------------------------------------------------------------------------
                                                               Cumulative to Date                         Cumulative to Date
                                                                  *Adjusted                                   *Adjusted
                                                        Actual    base case      Variance       Actual        base case     Variance
-----------------------------------------------------------------------------------------   ----------------------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                         506.7        506.7         (0.0)       100.0%           100.0%        0.0%
 [2]               - Renegotiated Leases                 (19.4)           -        (19.4)        (3.8%)            0.0%       (3.8%)
 [3]               - Rental Resets                       (31.7)           -        (31.7)        (6.3%)            0.0%       (6.3%)
                                                      -----------------------------------   ----------------------------------------
 [4]  S [1]..[3]   Contracted Lease Rentals              455.6        506.7        (51.1)        89.9%           100.0%      (10.1%)

 [5]               Movement in Current Arrears Balance    (9.5)           -         (9.5)        (1.9%)            0.0%       (1.9%)

                   less Net Stress-related Costs
 [6]               - Bad Debts                               -         (5.1)         5.1          0.0%            (1.0%)       1.0%
 [7]               - Security Deposits Drawn Down          0.5            -          0.5          0.1%             0.0%        0.1%
 [8]               - Restructured Arrears                  0.5          3.2         (2.7)         0.1%             0.6%       (0.5%)
 [9]               - AOG                                  (9.0)       (21.4)        12.4         (1.8%)           (4.2%)       2.4%
[10]               - Other Leasing Income                    -            -            -          0.0%             0.0%        0.0%
[11]               - Repossession Costs                   (0.9)        (4.1)         3.2         (0.2%)           (0.8%)       0.6%
                                                      -----------------------------------   ----------------------------------------
[12]  S [6]..[11]  1sub-total                             (8.9)       (27.4)        18.5         (1.8%)           (5.4%)       3.7%

[13]  [4]+[5]+[12] Net Lease Rentals                     437.2        479.3        (42.1)        86.3%            94.6%       (8.3%)

[14]               Interest Earned                         8.3         10.0         (1.7)         1.6%             2.0%       (0.3%)

[15]               Drawings from Expense Account             -            -            -          0.0%             0.0%        0.0%

                   Maintenance Receipts                   51.4            -         51.4         10.1%             0.0%       10.1%
                   Maintenance Payments                  (32.3)           -        (32.3)        (6.4%)            0.0%       (6.4%)
                                                      -----------------------------------   ----------------------------------------
[15]               Net Maintenance                        19.1            -         19.1          3.8%             0.0%        3.8%

[16]  S [13]..[15] Total Cash Collections                464.6        489.3        (24.7)        91.7%            96.6%       (4.9%)
-----------------------------------------------------------------------------------------   ----------------------------------------
                   CASH EXPENSES
                   Aircraft Operating Expenses
[17]               - Insurance                            (0.5)           -         (0.5)        (0.1%)            0.0%       (0.1%)
[18]               - Re-leasing and other overheads      (14.4)       (15.3)         0.9         (2.8%)           (3.0%)       0.2%
                                                      -----------------------------------   ----------------------------------------
[19]  [17]+[18]    subtotal                              (14.9)       (15.3)         0.4         (2.9%)           (3.0%)       0.1%

                   SG&A Expenses
[20]               Aircraft Servicer Fees
                   - Retainer Fee                         (4.1)        (4.1)         0.0         (0.8%)           (0.8%)       0.0%
                   - Rent Collected Fee                   (4.5)        (4.8)         0.3         (0.9%)           (0.9%)       0.1%
                   - Previous Servicer Fees               (1.8)           -         (1.8)        (0.4%)            0.0%       (0.4%)
                                                      -----------------------------------   ----------------------------------------
[21]               sub-total                             (10.3)        (8.9)        (1.4)        (2.0%)           (1.8%)      (0.3%)

[22]               Other Servicer Fees                   (20.1)       (11.1)        (9.0)        (4.0%)           (2.2%)      (1.8%)
                                                      -----------------------------------   ----------------------------------------
[23]  [21]+[22]    subtotal                              (30.5)       (20.0)       (10.5)        (6.0%)           (3.9%)      (2.1%)

[24]  [20]+[23]    Total Cash Expenses                   (45.4)       (35.3)       (10.1)        (9.0%)           (7.0%)      (2.0%)
-----------------------------------------------------------------------------------------   ----------------------------------------
                   NET CASH COLLECTIONS
[25]  [17]         Total Cash Collections                464.6        489.3        (24.7)        91.7%            96.6%       (4.9%)
[26]  [24]         Total Cash Expenses                   (45.4)       (35.3)       (10.1)        (9.0%)           (7.0%)      (2.0%)
[27]               Movement in Expense Account            10.5            -         10.5          2.1%             0.0%        2.1%
[28]               Interest Payments                    (173.0)      (269.3)        96.3        (34.1%)          (53.1%)      19.0%
[29]               Swap Payments                         (78.4)         4.8        (83.2)       (15.5%)            0.9%      (16.4%)
[30]               Proceeds from sale of aircraft         50.5         51.1         (0.6)        10.0%            10.1%       (0.1%)
[31]               Refinancing Costs                         -         (2.3)         2.3          0.0%           (0.5%)        0.5%
                                                      -----------------------------------   ----------------------------------------
[32]  S [25]..[31] TOTAL                                 228.9        238.3         (9.4)        45.2%            47.0%       (1.9%)
                                                      ===================================   ========================================
----------------------------------------------------------------------------------------    ---------------------------------------
[33]               PRINCIPAL PAYMENTS
                   subclass A                            194.3        201.9         (7.6)        38.4%            39.8%       (1.5%)
                   subclass B                             25.7         26.4         (0.7)         5.1%             5.2%       (0.1%)
                   subclass C                              8.9         10.0         (1.1)         1.8%             2.0%       (0.2%)
                   subclass D                                -            -            -          0.0%             0.0%        0.0%
                                                      -----------------------------------   ----------------------------------------
                   Total                                 228.9        238.3         (9.4)        45.2%            47.0%       (1.9%)
                                                      ===================================   ========================================
-----------------------------------------------------------------------------------------   ----------------------------------------
                   Debt Balances
                   subclass A                            804.1        796.5          7.6
                   subclass B                            129.1        128.4          0.7
                   subclass C                            155.1        154.0          1.1
                   subclass D                            100.0        100.0            -
                                                      -----------------------------------
                   TOTAL                               1,188.3      1,178.9          9.4
                                                      ===================================
----------------------------------------------------------------------------------------------------------------------------
* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                           All amounts in US dollars unless otherwise stated


-----------------------------------------------------------------------------------------------------------------------------------
Note:                         Report Line Name                                     Description
-----------------------------------------------------------------------------------------------------------------------------------
                    CASH COLLECTIONS
 [1]                 Lease Rentals                          Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                  - Renegotiated Leases                 Change in contracted rental cash flow caused by a renegotiated lease
 [3]                  - Rental Resets                       Re-leasing events where new lease rate deviated from the 2000 Base
                                                            Case
 [4]  S [1]..[3]    Contracted Lease Rentals                Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]                Movement in Current Arrears Balance     Current contracted lease rentals not received as at the latest
                                                            Calculation Date, excluding Bad debts

                    less Net Stress related Costs
 [6]                 - Bad debts                            Arrears owed by former lessees and deemed irrecoverable.
 [7]                 - Security deposits drawn down         Security deposits received following a lesse default
 [8]                 - Restructured arrears
 [9]                 - AOG                                  Lost of rental due to an aircraft being off-lease and non-revenue earning
 [10]                - Other Leasing Income                 Includes lease termination payments, rental guarantees and late payments charges
 [11]                - Repossession                         Legal and technical costs incurred in repossessing aircraft.
 [12] S [6]..[11]   sub-total

[13]  4]+[5]+[12]   Net Lease Rentals                       Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs

[14]                Interest Earned                         Interest earned on monthly cash balances
[15]                Net Maintenance                         Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]  S [13]..[15]  Total Cash Collections                  Net Lease Rentals + Interest Earned + Net Maintenance
-----------------------------------------------------------------------------------------------------------------------------------
                    CASH EXPENSES
                    Aircraft Operating Expenses             All operational costs related to the leasing of aircraft.
[17]                 - Insurance                            Premium for contingent insurance policies
[18]                 - Re-leasing and other                 Costs associated transferring an aircraft from one lessee to another
[19]  [17]+[18]     subtotal

                    SG&A Expenses
[20]                Aircraft Servicer Fees                  Monthly and annual fees paid to Aircraft Servicer
                     - Base Fee                             Fixed amount per month per aircraft
                     - Rent Contracted Fee                  1.00% of rental contracted for the month
                     - Rent Collected Fee                   1.25% of rental received for the month
                     - Previous Servicer Fees               Fees paid to the previous Servicer of AerCo
[21]   [20]         subtotal
[22]                Other Servicer Fees                     Administrative Agent, trustee and professional fees paid to other service providers.
[23]  [21]+[22]     subtotal

[24]  [19]+[23]     Total Cash Expenses                     Aircraft Operating Expenses + SG&A Expenses
-----------------------------------------------------------------------------------------------------------------------------------
                    NET CASH COLLECTIONS
[25]  [16]          Total Cash Collections                  line 16 above
[26]  [24]          Total Cash Expenses                     line 24 above
[27]                Movement in Expense Account             Movement in Expense Account
[28]                Interest Payments                       Interest paid on all outstanding debt
[29]                Swap payments                           Net swap payments (paid) /received
[30]                Proceeds from Aircraft Sales            Proceeds, net of fees and expenses, from the sale of aircraft
[31]  S [25]..[30]  Exceptional Items                       Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                           All amounts in US dollars unless otherwise stated



-----------------------------------------------------------------------------------------------------------------------------------
             Coverage Ratios                                                              2000
                                                          Closing           Actual  *Adjusted Base Case
-----------------------------------------------------------------------------------------------------------------------------------
             Net Cash Collections                                            228.9       238.3
             Add Back Interest                                               173.0       269.3
             Add Back Swap Payments                                           78.4        (4.8)
             Net Cash Collections                                            480.2       502.8

             Swaps                                                            78.4        (4.8)
             Class A Interest                                                 98.6       171.8
             Class A Minimum                                                  30.5        37.9
             Class B Interest                                                 17.0        28.7
             Class B Minimum                                                   9.7         9.0
             Class C Interest                                                 22.9        36.7
             Class C Minimum                                                     -           -
             Class D Interest                                                 23.4        23.4
             Class D Minimum                                                     -           -
             Class A Scheduled                                                 7.5           -
             Class B Scheduled                                                15.5        17.4
             Class C Scheduled                                                 8.9        10.0
             Class D Scheduled                                                   -           -
             Permited Aircraft Modifications                                     -           -
             Step Up Interest                                                  1.9           -
             Class A Supplemental                                            156.4       164.0
             Class E Interest                                                  9.1         8.6
             Class B Supplemental                                              0.5           -
                                                                    --------------------------------------------
             Total                                                           480.2       502.8
                                                                    --------------------------------------------

 [1]         Interest Coverage Ratio
             Class A                                                          2.71        3.01  = a / (b+c)
             Class B                                                          2.14        2.15  = a / (b+c+d+e)
             Class C                                                          1.87        1.80  = a / (b+c+d+e+f+g)
             Class D                                                          1.71        1.66  = a / (b+c+d+e+f+g+h+i)

 [2]         Debt Coverage Ratio
             Class A                                                          1.67        1.66  = a / (b+c+d+e+f+g+h+i+ j+k)
             Class B                                                          1.58        1.57  = a / (b+c+d+e+f+g+h+i+j+k+l)
             Class C                                                          1.54        1.52  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
             Class D                                                          1.54        1.52  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

             Loan-to-Value Ratios

                                                      ------------------------------------------------------------------------------
                                                             2000 Base Case                 Actual      2000 *Adjusted Base Case
                                                                17-Jul-00                 15-Apr-03            15-Apr-03
                                                      ------------------------------------------------------------------------------
 [3]         Assumed Portfolio Value                            1,566.7                  1,298.0                 1,298.0
             Adjusted Portfolio Value (105%)                                             1,239.0

             Liquidity Reserve Amount
             Cash                                                  65.0                     65.0                    65.0
               - Accrued Expenses                                   5.0                      5.0                     5.0
               - Security Deposits                                 22.4                     16.1                    22.4
                                                      ------------------          ---------------          --------------
             subtotal cash                                         92.4                     86.1                    92.4
              Letters of Credit                                       -                        -                       -
                                                      ------------------          ---------------          --------------
             Total Liquidity Reserve                               92.4                     86.1                    92.4

 [4]         Total Asset Value                                  1,659.1                  1,384.1                 1,390.4

             Note Balance
             Class A                                              998.4     60.2%          804.1     58.1%         796.5     57.3%
             Class B                                              154.8     69.5%          129.1     67.4%         128.4     66.5%
             Class C                                              164.1     79.4%          155.1     78.6%         154.0     77.6%
             Class D                                              100.0     85.4%          100.0     85.9%         100.0     84.8%
                                                      ------------------          ---------------          --------------
             Total                                              1,417.3                  1,188.3                 1,178.9
-----------------------------------------------------------------------------------------------------------------------------------
* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

                                                                         Item 24


                                POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  ------------------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins


Dated: 24 July 2002                               /s/ Peter Sokell
                                                  ------------------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  ------------------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 24 July 2002                               /s/ M. John McMahon
                                                  ------------------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 9 August 2002                              /s/ Sean Brennan
                                                  ------------------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          ----------------------